UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

NTN Buzztime, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

629410606

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Sean Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 217,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 217,500
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

________________

(1)	The percentage of the class of the securities referred to above was determined by dividing (a) the 217,500 shares of Common Stock of the Issuer held by the Reporting Person by (b) the 2,483,892 shares of Common Stock of the Issuer outstanding, as reported by Jeffrey Berg, the Chairman of the Issuer, in his Schedule 13D filing dated March 31, 2017.

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Item 1(a). Name of Issuer:

NTN Buzztime, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The address of the Issuer is 2231 Rutherford Rd #200, Carlsbad, California 92008.

Item 2(a). Names of Persons Filing:

This statement is being filed by Sean Gordon (the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if None, Residence

The address of the Reporting Person is 30 East 9th Street #1F, New York, NY 10003.

Item 2(c). Citizenship

State of New York.

Item 2(d). Title of Class of Securities:

Common Stock, $ 0.005 par value.

Item 2(e). CUSIP Number:

629410606.

Item 3. Statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c):

Not applicable.

Item 4. Ownership

(a)	Amount beneficially owned: 217,500 shares.
(b)	Percent of class: 8.8%.*
(c)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 217,500.
(ii)	Shared power to vote or to direct the vote: 0.
(iii)	Sole power to dispose or to direct the disposition of: 217,500.
(iv)	Shared power to vote or to direct the disposition of: 0.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

_________________

*	The percentage of the class of the securities referred to above was determined by dividing (a) the 217,500 shares of Common Stock of the Issuer held by the Reporting Person by (b) the 2,483,892 shares of Common Stock of the Issuer outstanding, as reported by Jeffrey Berg, the Chairman of the Issuer, in his Schedule 13D filing dated March 31, 2017.

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. A power of attorney, dated April 19, 2017, granted by Sean Gordon in favor of Gary J. Ross, was filed with the Commission on April 24, 2017 and is incorporated herein by reference

Date: May 2, 2017

By:	/s/ Gary J. Ross
Gary J. Ross on behalf of Sean Gordon, as attorney-in-fact

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